Exhibit 99.2
CONSENT OF BLAKE, CASSELS & GRAYDON LLP

We hereby consent to the use of our name in the prospectus supplement filed by Avalon Rare Metals Inc. on July 27, 2011 under the headings “Certain Canadian Federal Income Tax Considerations,” “Eligibility For Investment” and “Legal Matters” and to the reference to our opinion under the headings “Certain Canadian Federal Income Tax Considerations” and “Eligibility For Investment”. In giving such consent we do not thereby admit that we are in the category of persons whose consent is required under Section  7 of the United States Securities Act of 1933, as amended.

/s/ Blake, Cassels & Graydon LLP
Blake, Cassels & Graydon LLP

Date: July 27, 2011